SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 20, 2003

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SBSP3: R$ 112.00/’000 shares
SBS: US$ 9.20 (ADR=250 shares)
# shares: 28,480 million
Market capitalization: R$ 3.19 billion
Closing Price: August 14, 2003

SABESP announces
Second Quarter 2003 Results

São Paulo, August 14, 2003 - SABESP - Cia. de Saneamento Básico do Estado de São Paulo – (BOVESPA: SBSP3; NYSE: SBS), the largest water and sewage utility company in the Americas and the third largest in the world (in terms of number of customers), today announced its financial results for the second quarter of 2003 (2Q03). The Company’s operating and financial information, except when indicated otherwise, is shown in Brazilian Reais, in accordance with the Brazilian corporate law. All comparisons in this release are with respect to the second quarter of 2002 (2Q02), unless otherwise stated.

1. Sabesp’s gross revenues increased 3.4%

(R$ million)

Highlights	2Q02	2Q03	Change

Gross Operating revenue	980.2	1,013.9	3.4%
EBIT (1)	353.0	286.2	(18.9%)%)
EBITDA (2)	485.9	422.0	(13.2%)
EBITDA Margin	51.0%	43.6%
Net Income	(329.3)	332.6

(1)	Earnings Before Interest and Taxes
(2)	Earnings Before Interest, Taxes, Depreciation and Amortization

Sabesp recorded gross revenues of R$ 1,013.9 million and EBITDA of R$ 422.0 million in 2Q03. Net income for the period was R$ 332.6 million, deriving from the positive effect of the Brazilian real appreciation in relation to the US dollar in the period.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Sabesp performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

2. Gross Revenues – 3.4% increase

Gross revenues increased R$ 33.7 million or 3.4%. Despite the 8.22% increase in tariffs as from August 2002, this growth results from the 1.4% decrease in total volume billed to the retail market.

The tables below show the water and sewage services volume billed to retail by category of use and region in the second quarters of 2002 and 2003 (unaudited):

Volume of Water and Sewage Billed to the Retail Market - million m3

	Water			Sewage			Water and Sewage

By Category of Use	2Q02	2Q03	% Ch.	2Q02	2Q03	% Ch.	2Q02	2Q03	% Ch.

Residential	300.0	296.2	(1.3)	227.9	226.8	(0.5)	527.9	523.0	(0.9)
Commercial	37.1	35.5	(4.3)	32.1	31.2	(2.8)	69.2	66.7	(3.6)
Industrial	8.1	7.6	(6.2)	6.9	7.2	4.3	15.0	14.8	(1.3)
Public	12.6	11.9	(5.6)	9.6	9.3	(3.1)	22.2	21.2	(4.5)

Total	357.8	351.2	(1.8)	276.5	274.5	(0.7)	634.3	625.7	(1.4)

Volume of Water and Sewage Billed to the Retail Market - million m3

	Water			Sewage			Water and Sewage

By Region	2Q02	2Q03	% Ch.	2Q02	2Q03	% Ch.	2Q02	2Q03	% Ch.

Metro Region	234.1	233.8	(0.1)	183.9	185.6	0.9	418.0	419.4	0.3
Regional (*)	123.7	117.4	(5.1)	92.6	88.9	(4.0)	216.3	206.3	(4.6)

Total	357.8	351.2	(1.8)	276.5	274.5	(0.7)	634.3	625.7	(1.4)

(*) Consists of the Coastal and Interior Regions.

3. Costs, Administrative and Selling Expenses

The line item Costs, Administrative and Selling expenses increased R$ 82.1 million or 13.7%. The main changes were as follows:

				(R$ million)

Item	2Q02	2Q03	Difference	%

Salaries and Payroll Charges	221.3	277.5	56.2	25.4
General Supplies	17.8	19.9	2.1	11.8
Treatment Supplies	20.2	20.8	0.6	3.0
Services	87.4	78.5	(8.9)	(10.2)
Electric Power	65.8	77.8	12.0	18.2
General Expenses	19.2	26.5	7.3	38.0
Depreciation and Amortization	133.0	135.8	2.8	2.1
Credit Write-offs	28.7	41.3	12.6	43.9
Pasep Credit (Public Service Employee Savings Program)	-	(4.9)	(4.9)	-
Tax Expenses	5.8	8.1	2.3	39.7

Costs, Administrative and Selling Expenses	599.2	681.3	82.1	13.7

3.1. Salaries and Payroll Charges

The line item Salaries and Payroll charges increased by R$ 56.2 million or 25.4%. This growth mainly relates to the following factors:

a) Increase of 8% in wages, benefits and payroll related charges, beginning May 2002 and of 14.6% as from May 2003, as a result of the collective labor agreement;

b) Increase in the number of staff by 0.6% (101 employees);

c) Implementation of the Performance-based Compensation Plan, where up to one percent of payroll was destined to the redefinition of personnel roles and compensation (as from June 2002) and one percent to promotions (as from July 2002);

d) R$ 2.4 million increase in the provision for profit sharing arising from the salary raise related to the collective labor agreement and the implementation of the performance-based compensation plan; and

e) Provision for benefits to retired employees: In 2002, the actuarial liabilities related to past service cost calculated pursuant to CVM Deliberation 371/00, in the amount of R$ 12.8 million, was recorded as an extraordinary item, net of income tax and social contribution, as per paragraph 85 of Accounting Standard and Procedure (NPC) 26 of Brazil’s Institute of Independent Auditors (IBRACON). This amount of R$ 13.3 million has been recorded in 2003 as salaries and payroll charges.

3.2. General Supplies

The line item General Supplies recorded an increase of R$ 2.1 million or 11.8%, mainly regarding fuels and lubricants, arising from the increase in prices in the comparative periods. Other items that contributed to this increase consisted of water and sewage system maintenance and materials used in data processing.

3.3. Services

The line item Services decreased by R$ 8.9 million or 10.2%, basically as a result of the reduction in advertising services.

3.4. Electric Power

The line item Electric Power presented an increase of R$ 12.0 million or 18.2%, due to the following main factors:

a) Increase in the consumption from 492,477 MWh (2Q02) to 515,807 MWh (2Q03), or 4.7%;

b) Increase of 16.33% in the collection of the Emergency Contribution Charge (ECE) as from June 2002 from R$ 0.0049 to R$ 0.0057/kWh;

c) The tariff increases authorized by the National Electric Energy Agency (ANEEL) to the different power utilities supplying Sabesp, with an average weighted increase of 13.1% between July 2002 and March 2003.

3.5. General Expenses

The line item General Expenses recorded an increase of R$ 7.3 million or 38.0%, due to the following factors:

a) Provisions for labor contingencies in the amount of R$ 2.5 million;

b) Provisions for civil contingencies in the amount of R$ 2.1 million;

c) Increase of R$ 1.2 million, due to the readjustment of banking collection services, which resulted in increased fees as from January 2003, as follows: payment at the branch fee from R$ 1.04 to R$ 1.14, direct debit payment from R$ 0.35 to R$ 0.38, ATM payment from R$ 0.69 to R$ 0.76, and payment in lottery agencies from R$ 0.71 to R$ 0.78; and

d) Civil Liability Insurance in the amount of R$ 1.1 million.

3.6. Depreciation and Amortization

The line item Depreciation and Amortization recorded an increase of R$ 2.8 million or 2.1%, resulting from the transfer of construction in progress to the Company’s fixed operating assets.

3.7. Credit Write-offs

This line item presented an increase of R$ 12.6 million or 43.9%, due to the larger provision in 2Q03, in comparison to the previous comparative period, in the amount of R$ 4.0 million. In addition, there was an increase in credit recovery in 2Q02, which totaled R$ 8.6 million, split between permissionaires (R$ 7.0 million) and private/public entities (R$ 1.6 million).

3.8. Pasep Credit

Law n° 10.637/2003, in force as from December 2002, has changed PASEP’s determination and calculation basis.

In December 2002 and in 1Q03, Pasep’s amount was presented net of credit in the operating income. As from 2Q03, this credit has been presented as a reduction factor of costs and operating expenses.

3.9. Tax Expenses

This line item presented an increase of R$ 2.3 million, as a result of the increase in the CPMF, in the amount of R$ 2.2 million, due to the advanced purchase of foreign currency for the payment of a loan.

4. Financial Expenses and Foreign Exchange Variation

4.1. Financial Expenses

The line item Financial Expenses showed an increase of R$ 59.9 million or 26.3%, due to the following factors:

a) Interest expenses on domestic loans and financing, which increased R$ 19.5 million due to the change in the Certificates of Interbank Deposits (CDI) annual interest rate on the debit balance of the debentures issued by Sabesp in the capital market.

b) Interest expenses on foreign loans and financing, which decreased R$ 8.9 million. There was an adjustment in the provision for interest in 2Q03 due to the appreciation of the real in relation to the US dollar in 2Q03, in comparison to the depreciation of the real in 2Q02.

c) Other financial expenses increased R$ 18 million due to the fine (reduced in 50%) on the Cofins and the Pasep debits consolidated in the PAES (Law n° 10.684/2003 – new Refis). This fine was not provisioned before because the debits had their liability suspended due to the granting of a preliminary court decision providing protections against fines as we pursue the claim.

d) Provisions increased by R$ 33.5 million due to the provision for legal proceedings with clients.

4.2. Foreign Exchange Variation

Foreign Exchange Variation presented a change of R$ 1,052.9 million due to the 14.1% appreciation of the real in relation to the US dollar in 2Q03, as compared to the 22.4% devaluation in 2Q02, which substantially affected the foreign currency-denominated loans.

5. Operating Indicators

The Company continues to expand its services, as can be seen in the table below, by increasing the number of water and sewage connections:

Operating Indicators (Unaudited)	2Q02	2Q03%

Water Connections (1)	5,877	5,975	1.7
Sewage Connections (1)	4,138	4,385	6.0
Population directly served – water (2)	21.0	21.2	1.0
Population directly served – sewage (2)	16.5	17.0	3.0
Bulk Water Sales invoiced (3)	85.2	86.4	1.4
Retail Water Sales invoiced (3)	357.8	351.2	(1.8)
Sewage Service Sales invoiced (3)	276.5	274.5	(0.7)
Number of employees	18,254	18,355	0.6
Operating productivity (4)	549	564	2.7

(1) In 1,000 units at the end of the period (2) Millions of inhabitants at the end of the period (3) In million m3 (4) Number of water and sewage connections per employee

6. Funding

6.1 Investment Funding

Investment funding estimated for the year 2003, characterized by its low cost and long repayment term, is as follows:

a) Japan Bank for International Cooperation (JBIC): Yen-denominated loan, in the amount of ¥21,637 million, equivalent to, approximately, R$ 600 million, repayable over 25 years, with a seven-year grace period and bearing interest of 2.5% p.a. (to be used in sewage treatment and collection network maintenance, and environmental monitoring) and 1.8% p.a. (to be used in sewage collection network and connection works). The funds will be used in the Environmental Recovery Program for the Santos metro region, and the contract should be signed within the next nine months.

b) Banco Nacional de Desenvolvimento Econômico e Social (BNDES): Program total funding is R$ 400 million. On August 8, 2002, Sabesp entered into the first loan contract with BNDES and four private banks, amounting to R$ 240 million. This loan will be used to finance part of the domestic portion of the funding of the Tietê Project – 2nd stage. BNDES has authorized the extension of credit in the amount of R$ 160 million, repayable over 10 years, with a three-year grace period and bearing interest of the TJLP plus 3% p.a. Of the total, R$ 120 million will be used to finance part of the domestic portion of the Environmental Recovery Program for the Santos metro region, which will be funded by the JBIC, as described above. Contract is expected to be entered into within the next nine months. The remaining funds, R$ 40 million, will be used to expand the water systems, regardless of the JBIC contract.

c) Federal Savings and Loans Bank (Caixa Econômica Federal) - Resources from the Federally-managed Severance Indemnity Fund (FGTS): Financing contract totaling R$ 49 million, signed in July 2003, repayable over 15 years, with up to 36 months of grace period, bearing the following interest rates: 8.0% p.a. for the water systems and 6.5% p.a. for the sewage systems. In addition, there is a 2.5% risk fee, as well as a 2.0% management fee. Up to R$ 275 million will be raised in 2003, repayable over ten years, with a three-year grace period and bearing interest of 6.5% p.a. for sewage systems and 8.0% p.a. for water systems, in accordance with the rules of the Pro-Sanitation Program, plus a bank spread yet to be defined. These resources will be used to expand water and sewage systems in the São Paulo metro, interior and coastal regions, in the municipalities where Sabesp operates.

6.2 Refinancing

a) Issuing of Eurobonds – US$ 225 million, raised in June 2003, repayable over five years and with coupon of 12% p.a., which will mature in July 2008, especially for the repayment of the US$ 200 million Eurobonds which matured on July 15, 2003.

b) On March 24, 2003, Sabesp renegotiated the terms of the entire 3rd issue of debentures, amounting to R$ 413 million, R$ 367 million of which are outstanding and the remaining R$ 46 million are held by Sabesp in treasury. The new interest, to be paid on a quarterly basis, equals CDI plus 2.85% p.a. for an eighteen-month period, i.e., until September 24, 2004, date of the final maturity of these debentures.

c) On October 1st, 2003, Sabesp will renegotiate its 5th issue of debentures, consisting of two series, amounting to R$ 400 million. The first series, totaling 31,372 debentures, bears interest equal to the CDI interest plus a 1.85% spread. The second series, totaling 8,628 debentures, is indexed to the General Market Price Index (IGP-M) plus interest of 13.25% p.a. The interest of the first series will be paid on a quarterly basis, and the interest of the second series will be paid annually. The final maturity of the debentures is March 2007.

7. Settlement of Loans and Financing Total indebtedness payable by the end of 2003 amounts to R$ 344 million, of which R$ 210 million is denominated in US dollars.

INSTITUTION	Jul-Dec 2003	2004	2005	2006 onward	TOTAL

DOMESTIC
Banco do Brasil	72	154	167	2,081	2,474
Caixa Econ. Federal (CEF)	16	33	36	438	523
Debentures	-	513	243	385	1,141
BNDES	-	-	2	32	34
Others	1	3	3	20	27
Interest and Charges	45	3	-	-	48

Total Domestic	134	706	451	2,956	4,247

INTERNATIONAL

IBRD	44	50	12	18	124
Société Génerale	1	3	3	3	10
IDB	52	108	108	951	1,219
Eurobonds	574	-	790	647	2,011
Deutsche Bank Luxembourg	29	57	57	-	143
Interest and Charges	84	-	-	-	84

Total International	784	218	970	1,619	3,591

Grand Total	918	924	1,421	4,575	7,838

(*) US$ 1,00 = R$ 2.8720 on June 30, 2003
CEF – Federal Savings and Loans Bank
IBRD – International Bank for Reconstruction and Development
IDB – Interamerican Development Bank

For additional information, please contact the Investor Relations Department:

Helmut Bossert	Marisa Guimarães
(5511) 3388-8664	(5511) 3388-9135
hbossert@sabesp.com.br	marisag@sabesp.com.br

www.sabesp.com.br

Income Statement

Brazilian Corporate Law						R$000

	2Q03	2Q02%		1H03	1H02%

Gross Revenue From Sales and/or Services	1,013,850	980,195	3.4%	2,053,742	1,903,696	7.9%
Water Supply - Retail	514,989	496,631	3.7%	1,044,404	970,072	7.7%
Water Supply - Wholesale	61,405	55,878	9.9%	122,948	110,525	11.2%
Sewage Collection and Treatment	414,511	387,659	6.9%	830,925	754,266	10.2%
Other Services	22,945	40,027	-42.7%	55,465	68,833	-19.4%
Gross Revenue Deductions	(46,303)	(28,025)	65.2%	(97,551)	(54,629)	78.6%

Net Sales	967,547	952,170	1.6%	1,956,191	1,849,067	5.8%
Cost of Goods and/or Services Sold	(512,479)	(459,845)	11.4%	(990,563)	(872,873)	13.5%

Gross Profit	455,068	492,325	-7.6%	965,628	976,194	-1.1%
Gross Margin (%)	47.0%	51.7%		49.4%	52.8%

Selling Expenses	(107,671)	(84,098)	28.0%	(188,981)	(200,039)	-5.5%
% of sales	-11.1%	-8.8%		-9.7%	-10.8%
General & Administrative	(61,150)	(55,296)	10.6%	(111,790)	(101,691)	9.9%
% of sales	-6.3%	-5.8%		-5.7%	-5.5%
Interest Expense	132,692	(860,254)	n.m.	15,239	(1,067,718)	n.m.
Interest Income	34,360	34,538	-0.5%	71,267	66,572	7.1%
Net Interest Income (Expense)	167,052	(825,716)	n.m.	86,506	(1,001,146)	n.m.

Operating Result	453,299	(472,785)	n.m.	751,363	(326,682)	n.m.
Operating Margin (%)	46.9%	-49.7%		38.4%	-17.7%

Non-Operating Income (Expense)	(2,287)	(108)	2017.6%	(32,039)	(7,967)	302.1%
Income Before Taxes	451,012	(472,893)	n.m.	719,324	(334,649)	n.m.
Provision for Income Tax / Social Contribution	(76,553)	34,618	n.m.	(154,879)	-	n.m.
Deferred Income Tax	(41,828)	117,458	n.m.	(59,941)	133,586	n.m.
Participations/Statutory Contributions	-	(8,475)	-100.0%	-	(16,951)	-100.0%

Net Income	332,631	(329,292)	n.m.	504,504	(218,014)	n.m.
% of sales	34.4%	-34.6%		25.8%	-11.8%

Shares Outstanding	28,479,577	28,479,577		28,479,577	28,479,577
EPS (R$/1,000 shares)	11.68	(11.56)	n.m.	17.71	(7.66)	n.m.

Depreciation and Amortization	135,788	132,996	2.1%	269,405	254,793	5.7%
EBITDA	422,035	485,927	-13.1%	934,262	929,257	0.5%
% of sales	43.6%	51.0%		47.8%	50.3%

Balance Sheet

Brazilian Corporate Law		R$000

	June 30, 2003	March 31,2003

ASSETS
Cash and cash equivalents	385,221	390,979
Accounts Receivable	925,186	987,043
Inventory	20,135	18,282
Other	873,669	319,867

Total Current Assets	2,204,211	1,716,171

Indemnities Receivable	148,794	148,794
Deferred Taxes and Contributions	207,330	184,092
GESP Agreement	607,374	607,374
Deposits/Other	60,079	57,649

Total Long-Term Assets	1,023,577	997,909

Permanent Assets – Operations	11,031,605	11,070,906
Works In Progress	2,492,713	2,483,165
Deferred Assets/Other	108,959	111,495

Total Permanent Assets	13,633,277	13,665,566

TOTAL ASSETS	16,861,065	16,379,646

LIABILITIES
Loans and Financing	1,112,643	1,224,184
Suppliers	24,283	24,352
Debentures	77,007	64,205
Taxes, Fees and Contributions	167,214	177,835
Provisions	160,613	298,434
Other	332,256	284,696

Total Current Liabiliites	1,874,016	2,073,706

Loans and Financing	5,557,991	5,281,147
Debentures	1,090,757	1,116,065
Provisions	313,108	249,216
Other	431,961	280,781

Total Long-Term Liabilities	7,393,817	6,927,209

TOTAL LIABILITIES	9,267,833	9,000,915

Paid-up Capital Stock	3,403,688	3,403,688
Revaluation and Capital Reserves	2,828,937	2,855,070
Profit Reserves	935,320	935,320
Accrued Profits / Losses	425,287	184,653

SHAREHOLDERS' EQUITY	7,593,232	7,378,731

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	16,861,065	16,379,646

Statements of Cash

Brazilian Corporate Law				R$000

Description	2Q03	1H03	2Q02	1H02

Cash flow from operating activities
Net income (loss) for the period	332,631	504,504	(329,292)	(218,014)
Adjustments for reconciliation of net income
Deferred income tax and social contribution	41,827	59,941	(121,825)	(142,318)
Provisions for contingencies	(121,741)	(89,129)	45,179	73,594
Liabilities related to pension plans	19,263	38,562	16,870	34,725
Property, plant and equipment received as donations (Private Sector)	(343)	(343)	(2,012)	(2,022)
Loss in the disposal of property, plant and equipment	4,091	35,287	3,509	9,804
(Gain) in the sale of property, plant and equipment	(4)	(4)	-	-
Depreciation	129,084	256,260	128,645	246,121
Amortization	6,704	13,145	4,351	8,672
Interest calculated on loans and financing payable	192,045	400,978	181,509	341,775
Foreign exchange loss on loans and financing	(426,508)	(543,860)	631,063	650,105
Provisions for bad debt	41,329	65,548	28,660	95,285

	218,378	740,889	586,657	1,097,727
(Increase) decrease in assets
Clients	20,527	(79,499)	(62,952)	(187,546)
Accounts receivable from shareholders	(20,390)	(38,864)	(26,378)	(54,622)
Inventories	(1,853)	2,507	822	3,528
Tax loss carryforwards	-	-	(20,317)	(25,853)
Other accounts receivable	(8,888)	(11,891)	(4,064)	3,168
Clients – long term	(1,080)	(1,957)	1,222	2,419
Agreement w/ State of São Paulo Government	-	-	17,864	41,683
Judicial deposits and other	(304)	186	(135)	(1,169)
Other long term receivables	(1,047)	(1,960)	(15,078)	(15,082)

	(13,035)	(131,478)	(109,016)	(233,474)
Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	(69)	(12,328)	338	(39,908)
Salaries and payroll charges	(1,401)	2,062	9,777	20,615
Provisions	47,811	61,102	23,475	27,829
Taxes and contributions	(8,917)	69,208	(28,351)	1,466
Other accounts payable	2,066	(2,987)	13,501	698
Taxes and contributions – long term	168,251	154,060	(12,337)	(23,888)

	207,741	271,117	6,403	(13,188)

Net cash from operating activities	413,084	880,528	484,044	851,065

Cash flow from investing activities
Acquisition of property, plant and equipment	(113,985)	(222,308)	(121,053)	(233,687)
Sale of property, plant and equipment	8	8	-	-
Increase in deferred assets	(1,546)	(4,048)	(3,830)	(5,116)

Net cash used in investing activities	(115,523)	(226,348)	(124,883)	(238,803)

Cash flow from financing activities
Financing – long-term
Funding	701,805	718,325	407,749	410,770
Payments	(306,204)	(651,640)	(229,241)	(612,301)
Paid interest attributed to shareholders’ equity	(111,452)	(114,987)	(109,431)	(109,431)

Net cash used in financing activities	284,149	(48,302)	69,077	(310,962)

Net increase (decrease) in cash equivalents	581,710	605,878	428,238	301,300

Cash and cash equivalents at the beginning of the period	486,306	462,138	333,282	460,220
Cash and cash equivalents at the end of the period	1,068,016	1,068,016	761,520	761,520

Change in cash	581,710	605,878	428,238	301,300

Additional information on cash flow
Interest and fees paid on loans and financing	188,761	425,694	133,551	319,642
Capitalization of interest and financial charges	(8,341)	(10,528)	6,616	10,133
Paid income tax and social contribution	128,646	128,646	16,595	16,595
Property, plant and equip. received as donations and/or paid in stocks	404	943	2,570	3,059

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 20, 2003

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.